October 11, 2012

Mr. Todd K. Schiffman and Mr. Jonathan E. Gottlieb

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          Global Cash Access Holdings, Inc. File No. 001-32622

Dear Mr. Schiffman and Mr. Gottlieb:

This correspondence is in reference to the SEC Comment Letter dated September 25, 2012 that requires a response within ten business days.  We are requesting an extension until October 25, 2012 to complete our response to the Comment Letter.  This communication supersedes the letter dated October 5, 2012.  The request for an extension is due, in part, to the following: (1) our senior executives participated in the largest trade show in our industry during the first week of October; (2) our internal review process requires various external and internal parties to be involved in the response; and (3) the preparation of our upcoming Form 10-Q filing as of September 30, 2012.

If you have any questions, please contact me at (702) 855-3000.

Kind regards,

/s/ Todd A. Valli
Todd A. Valli
Director, SEC Reporting
Global Cash Access Holdings, Inc.